FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending March 2011

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

 GlaxoSmithKline plc's
Annual Report 2010 on Form 20-F

In accordance with Section 203.01 of the New York Stock Exchange Listed Company Manual, GlaxoSmithKline plc ('GSK') announces that on 4 March, 2011, it filed with the Securities and Exchange Commission an Annual Report on Form 20-F that included audited financial statements for the year ended 31 December, 2010. GSK's Annual Report 2010 on Form 20-F is available online at GSK's website at www.gsk.com/corporatereporting and also online at www.sec.gov.

Ordinary Shareholders may also elect to receive notification by email of the publication of financial reports by registering on www.shareview.co.uk.

A hard copy version of the Annual Report 2010, together with the Notice of Annual General Meeting will be available on or about 21 March 2011.

Shareholders have the ability to receive, upon request, a hard copy version of GSK's complete audited financial statements for the year ended 31 December, 2010, free of charge, by:

(i)
writing to our registrars in the UK, at the following address: Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA, Tel: 0871 384 2991 (inside the UK), Tel: +44 (0)121 415 7067 (outside the UK);

(ii)	contacting BNY Mellon Shareowner Services, PO Box 358516, Pittsburgh, PA 15252-8516, Tel: 1-877 353-1154 (US toll free); or,

(iii)	contacting the GSK Response Center in the USA at 1-888-825-5249 (US toll free).

V A Whyte
Company Secretary
4 March, 2011

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected.  Factors that may affect the GSK Group's operations are described under 'Risk factors' in the 'Business review' in GSK's Annual Report 2010 on Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: March 7 2011

By: VICTORIA WHYTE
------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc